China Digital TV Announces Unaudited Third Quarter 2008 Results

BEIJING, China, November 6, 2008 -- China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market, today announced its unaudited financial results for the third quarter ended September 30, 2008.

Highlights for the Third Quarter 2008

●	Net revenues in the third quarter were US$16.9 million, a 17.4% increase from the corresponding period in 2007 and a 13.0% decrease from the second quarter of 2008.

●	Gross profit in the third quarter was US$13.8 million, an increase of 15.3% from the corresponding period of 2007 and a decrease of 10.8% from the second quarter of 2008.

●	Diluted earnings per ADS (one ADS representing one ordinary share) in the third quarter was US$0.14, compared to US$0.19 in the corresponding period of 2007 and US$0.18 in the second quarter of 2008.

●
China Digital TV shipped approximately 2.21 million smart cards during the third quarter, an increase of 16.9% from the corresponding period in 2007 and a decrease of 17.8% from the second quarter of 2008.

●	Gross margin was 81.8% in the third quarter of 2008, compared to 83.4% in the corresponding period in 2007 and 79.8% in the second quarter of 2008.

●
Operating margin, defined as income from operations divided by net revenue, for the third quarter of 2008 was 49.1%, compared to 64.9% in the corresponding period of 2007, and 57.6% in the second quarter of 2008.

●	According to market data collected by the Company, China Digital TV entered into 4 out of a total of 7 new contracts available in China during the third quarter.

“We are pleased with our results for the quarter, even as the Olympics Games held in August and September in Beijing caused expected delays to cable system upgrades throughout China,” said Mr. Jianhua Zhu, China Digital TV's chief executive officer, “We continued, however, to build on our leading position in China’s CA sector, capturing market share and winning four new contracts that became available over the last quarter.”

Mr. Zhu continued, “As the clear leader in China’s CA market, China Digital TV remains well-positioned to benefit from the Chinese government’s target to broadcast all TV programs in digital format by 2010 with complete digitization by 2015. Looking forward, we will continue to invest in developing advanced systems that address the high growth in demand for next-generation value-added services, such as interactive multimedia applications, an area in which China Digital TV is well positioned to extend our leadership.”

China Digital TV's chief financial officer, Mr. Mason Xu, commented, “Looking to the fourth quarter, we believe that players throughout the digital TV industry chain, including cable operators as well as set-top box manufacturers, are seeing tightened credit as the Chinese economy experiences slower growth. While we expect this to impact overall smart card sales in the immediate future, given the government’s targeted transition to digital TV by 2015, we believe orders will be delayed and not lost.”

Mr. Xu concluded, “With our industry leadership and the significant advantages of our strong cash position and long-standing relationships with operators, we believe that China Digital TV is well situated to enhance our competitive position during the current market uncertainty.”

Third quarter and nine months ended September 30, 2008 results

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on U.S. GAAP.)

In the third quarter of 2008, China Digital TV reported net revenues of US$16.9 million, an increase of 17.4% from US$14.4 million in the third quarter of 2007 and a decrease of 13.0% from US$19.4 million in the second quarter of 2008. The quarter-over-quarter decrease in net revenues was largely due to a decrease in volume of smart card shipped in the third quarter as many cable operators across China delayed digitalization migration projects.

Total net revenues for the nine months ended September 30, 2008 were US$53.5 million, compared to US$35.9 million for the same period in 2007, representing an increase of 49.0%.

Revenues from smart cards and related products were US$15.1 million in the third quarter of 2008, an increase of 18.1% from the corresponding period of 2007 and a decrease of 16.4% from the second quarter of 2008. Sales of smart cards and related products accounted for 88.9% of total revenues for this quarter, down from 92.7% in the second quarter.

Sales of smart cards and related products in the first 9 months of 2008 were US$49.0 million, representing an increase of 53.6% over the same period in 2007. In the first three quarters of 2008, China Digital TV shipped a total of 7.2 million smart cards, an increase of 52.8% from the same period of 2007.

In the third quarter of 2008, of 184 existing operator customers, 152 bought smart cards from the Company, compared with 142 in the second quarter of 2008. Revenues from the top five customers accounted for 23.8% of total revenues in the third quarter of 2008, compared to 30.9% in the second quarter of 2008.

Revenues from services were US$1.9 million in the third quarter of 2008, an increase of 15.0% from the corresponding period in 2007 and an increase of 32.9% from the second quarter of 2008. Service revenues accounted for 11.1% of total revenues for the quarter. The quarter-over-quarter increase in service revenues was due to an increase in revenues from CA license fees.

Gross profit in the third quarter of 2008 was US$13.8 million, an increase of 15.3% from US$12.0 million in the corresponding period of 2007 and a decrease of 10.8% from US$15.5 million in the second quarter of 2008. Gross margin was 81.8% in the third quarter of 2008, compared to 83.4% in the corresponding period in 2007 and 79.8% in the second quarter of 2008.

During the nine months ended September 30, 2008, gross profit was $43.2 million, an increase of 45.9% from the corresponding period of 2007. Gross margin for the nine months ended September 30, 2008 was 80.8%, compared to 82.5% for the corresponding period in 2007.

In the third quarter of 2008, average selling price and unit cost for smart cards decreased by 1.2% and 5.0%, respectively, compared with the second quarter. The quarter-over-quarter increase in gross margin mainly reflects a decrease in the unit cost of computer chips used in smart cards and margin improvement in the system integration business.

Operating expenses in the third quarter of 2008 were US$5.5 million, an increase of 108.5% from US$2.7 million in the corresponding period of 2007 and an increase of 28.2% from US$4.3 million in the second quarter of 2008. In the third quarter, the Company hired 35 new employees, bringing the total number of employees to 497. Among new hires, 19 were hired by Beijing Novel-Super Media Investment Co., Ltd, the Company’s value added services (VAS) business unit, while the remaining 16 were hired by the core CA business.

Operating expenses during the nine months ended September 30, 2008 were US$13.6 million, an increase of 92.3% from the same period of 2007.

●
Research and development expenses in the third quarter increased 62.6% to US$2.0 million from US$1.2 million in the corresponding period of 2007 and increased 21.0% from US$1.6 million in the second quarter of 2008. The increases were mainly due to the headcount increase, higher average salaries and increased R&D expenses in ongoing projects.

●
Sales and marketing expenses in the third quarter of 2008 increased 144.8% to US$2.1 million from US$0.8 million in the corresponding period of 2007 and increased 63.5% from US$1.3 million in the second quarter of 2008. The sequential increase was primarily due to significantly enhanced marketing efforts as well as increased headcount.

●
General and administrative expenses in the third quarter of 2008 increased 149.0% to US$1.5 million from US$0.6 million in the corresponding period of 2007 and increased 5.1% from US$1.4 million in the second quarter of 2008. The sequential increase was largely due to increased headcount.

Income from operations in the third quarter was US$8.3 million, an 11.2% decrease from the corresponding period of 2007 and a 25.9% decrease from the second quarter of 2008. Operating margin, defined as income from operations divided by net revenue, in the third quarter of 2008 was 49.1%, compared to 64.9% in the corresponding period of 2007 and 57.6% in the second quarter of 2008.

Operating margin for the first three quarters in 2008 was 55.4%, compared to 62.8% in the same period of 2007.

Income tax expenses in the third quarter of 2008 were US$2.0 million, an increase of 197.8% year-over-year and an increase of 40.3% sequentially. The year-over-year and quarter-over-quarter increases were mainly due to changes in the tax rates and related tax preferential treatments applicable to Beijing Super TV Co., Ltd., a subsidiary of the Company, and Beijing Novel-Super Digital TV Technology Co., Ltd. (together with Beijing Super TV Co., Ltd., the “Entities”), a consolidated affiliate of the Company, in the relevant periods. In the third quarter, the Company calculated income tax expenses of the two Entities based on a 25% statutory tax rate without any reduction, because their existing New and High-Tech Enterprise (“NHTE”) certificates expired in this quarter. In July 2008, the PRC State Tax Administration and two other government agencies jointly issued a notice regarding tax treatments of NHTE (the “Notice”). The Notice is not clear whether, after the Entities’ existing NHTE certificates expire, the Entities can still enjoy a 50% reduction from the applicable tax rate before the Entities obtain the NHTE status under the new Enterprise Income Tax Law of PRC (“2008 EIT Law”). The Company therefore took a conservative approach to calculate the income tax expenses at 25% tax rate without any reduction from the applicable tax rate for the third quarter, pending clear guidance from the tax authorities.

The Company is preparing to apply for the NHTE status under the 2008 EIT Law for the two Entities. Once attaining such status, the Company expects that a preferential tax rate of 15% would be applicable to the Entities from January 1, 2008, and the Entities may also be able to enjoy a further 50% reduction from such tax rate in 2008.

Net income in the third quarter of 2008 was US$8.2 million, a decrease of 6.3% from US$8.8 million in the corresponding period of 2007 and a decrease of 26.8% from US$11.2 million in the second quarter of 2008. The year-over-year and quarter-over-quarter declines reflected the significant increases in operating expenses, as well as the higher tax rate. The decrease in net revenues from the second quarter to third quarter also contributed to the quarter-over-quarter decrease in net income.

Net income in the nine months ended September 30, 2008 was $30.9 million, representing an increase of 47.4% year over year.

Non-GAAP net income, defined as net income excluding certain non-cash expenses, including share-based compensation expenses and amortization of acquired intangible assets, in the third quarter of 2008 was US$8.5 million, a decrease of 8.0% from US$9.2 million in the corresponding period of 2007 and a decrease of 26.1% from US$11.5 million in the second quarter of 2008.

As of September 30, 2008, China Digital TV had cash and cash equivalents, restricted cash and deposits with maturity over three months totaling US$275.0 million. Operating cash flow in the third quarter of 2008 was approximately US$8.6 million.

On September 17, 2008, the Company's board of directors authorized a share repurchase program of up to US$40 million worth of the Company's outstanding ADSs. As of September 30, 2008 the Company had bought back 344,667 ADSs at a cost of approximately US$2.8 million (including transaction costs) under this share repurchase program.

Outlook for the fourth quarter ended December 31, 2008

Based on information available on November 6, 2008, China Digital TV expects its smart card shipment volume to be in the range of 2.6 million to 2.7 million for the fourth quarter of 2008. The Company estimates net revenues for the fourth quarter of 2008 to be in the range of US$15.5 million to US$16.0 million.

China Digital TV’s management will hold a conference call at 7 p.m. on November 6, 2008 U.S. Eastern Time (8 a.m. on November 7, 2008 Beijing/Hong Kong time).

Dial-in details for this conference call are as follows:

United States Toll Free:	+ 1.866.713.8563
International:	+ 1.617.597.5311
Hong Kong:	+ 852.3002.1672
China Toll Free:	+ 10.800.130.0399

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode for all regions is “China Digital TV Earnings Call.”

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn .

A replay may be accessed by phone at the following number until November 13, 2008:

United States:	+ 1.888.286.8010
International:	+ 1.617.801.6888
Passcode:	35200689

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fourth quarter of 2008 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its subsidiaries, Beijing Super TV Co., Ltd. and Beijing Novel-Super Media Investment Co., Ltd, and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn .

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel: +86.10.8279-0021
Email: ir@novel-supertv.com

Cynthia He
Brunswick Group LLC
Tel: +86.10.6566.9504
Email: che@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel: +1.212.706.7879
Email: ktellier@brunswickgroup.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the three months ended
	September 30,	June 30,	September 30,
	2008	2008	2007
Revenues:
Products	$15,099	$18,069	$12,785
Services	1,878	1,413	1,633
Total revenues	16,977	19,482	14,418
Business taxes	(115)	(94)	(61)
Net revenue	16,862	19,388	14,357

Cost of Revenues:
Products	(2,295)	(2,908)	(1,804)
Services	(766)	(1,008)	(580)
Total Cost of Revenues	(3,061)	(3,916)	(2,384)
Gross Profit	13,801	15,472	11,973

Operating expenses:
Research and development expenses	(1,953)	(1,614)	(1,201)
Sales and marketing expenses	(2,064)	(1,262)	(843)
General and administrative expenses	(1,509)	(1,436)	(606)
Total Operating Expense	(5,526)	(4,312)	(2,650)

Income from operation	8,275	11,160	9,323

Interest income	2,377	1,778	146
Other (expense) /income	(392)	(232)
Income before income tax	10,260	12,706	9,469
Income tax benefits / (expenses)
Income tax-current	(2,547)	(1,433)	(727)
Income tax-deferred	504	(23)	41
Net income before income(loss) from equity investments	8,217	11,250	8,783
Minority interest	8	1	-
Net income(loss) from equity investments	6	(3)	-
Net income	$8,231	11,248	$8,783

Net income per share:
Basic ordinary shares	$0.14	$0.20	$0.20
Basic preferred shares	-	-	0.20
Diluted ordinary shares	$0.14	$0.18	$0.19

Weighted average shares used in computation:
Basic ordinary shares	57,643,602	57,346,818	34,000,000
Basic preferred shares	-	-	9,496,932
Diluted ordinary shares	60,627,807	60,915,126	37,472,270

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the nine months ended
	September 30,	September 30,
	2008	2007
Revenues:
Products	$48,990	$31,890
Services	4,836	4,196
Total revenues	53,826	36,086
Business taxes	(335)	(177)
Net revenue	53,491	35,909

Cost of Revenues:
Products	(7,827)	(4,486)
Services	(2,438)	(1,797)
Total Cost of Revenues	(10,265)	(6,283)
Gross Profit	43,226	29,626

Operating expenses:
Research and development expenses	(5,006)	(3,157)
Sales and marketing expenses	(4,370)	(2,092)
General and administrative expenses	(4,218)	(1,820)
Total Operating Expense	(13,594)	(7,069)

Income from operation	29,632	22,557

Interest income	6,534	268
Other (expense) /income	(509)	-
Income before income tax	35,657	22,825
Income tax benefits / (expenses)
Income tax-current	(5,325)	(1,942)
Income tax-deferred	516	63
Net income before income(loss) from equity investments	30,848	20,946
Minority interest	9	-
Net income(loss) from equity investments	7	-
Net income	$30,864	$20,946

Net income per share:
Basic ordinary shares	$0.54	$0.48
Basic preferred shares	-	0.48
Diluted ordinary shares	$0.51	$0.45

Weighted average shares used in computation:
Basic ordinary shares	57,429,905	34,000,000
Basic preferred shares	-	9,496,932
Diluted ordinary shares	60,875,891	37,235,724

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
( in U.S. dollars in thousands )

ASSETS	September 30, 2008	December 31, 2007
Current assets:
Cash and cash equivalents	$219,775	$228,958
Restricted cash	4,810	706
Deposits with maturity over three months	50,447	17,948
Accounts receivable, net	13,065	6,118
Inventories, net	4,239	2,967
Prepaid expenses and other current assets	1,969	1,254
Amounts due from related parties	1,650	1,277
Deferred costs-current	312	541
Deferred income taxes - current	279	184
Total current assets	296,546	259,953
Property and equipment, net	1,740	1,379
Intangible assets, net	3,833	1,002
Goodwill	502	467
Long-term investments	451	396
Deferred costs-non-current	290	488
Deferred income taxes - non-current	492	50
Total assets	303,854	263,735

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	677	485
Accrued expenses and other current liabilities	8,770	4,757
Deferred revenue - current	3,162	4,784
Income tax payable	3,827	722
Total current liabilities	16,436	10,748
Deferred revenue-non-current	762	1,136
Deferred income taxes - non-current	-	-
Total Liabilities	17,198	11,884
Minority interest	4,569	4,000
Shareholders’ equity:
Ordinary shares	29	29
Additional paid-in capital	223,057	224,863
Statutory reserve	5,688	5,688
Accumulated profit	45,208	14,344
Accumulated other comprehensive income	8,105	2,927
Total shareholders’ equity	282,087	247,851

TOTAL LIABILITIES, MINORITY INTEREST, AND SHAREHOLDERS’ EQUITY	$303,854	$263,735

Reconciliation of Non-GAAP Measures

Non-GAAP net income excludes certain non-cash expenses, including share-based compensation expenses and amortization of acquired intangible assets. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and liquidity by excluding certain non-cash expenses that may not be indicative of our operating performance from a cash perspective. We believe that both management and investors benefit from referring to this additional information in assessing our performance and when planning and forecasting future periods.

	For the three months ended
	September 30,	June 30,	September 30,
	2008	2008	2007

Net Income - GAAP	$8,231	$11,248	$8,783
Share-based compensation	116	161	343
Amortization of intangible assets	155	102	118

Net Income - Non-GAAP	$8,502	$11,511	$9,244